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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                                iGENISYS, INC.
                               ----------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
                        ------------------------------
                        (Title of Class of Securities)


                                 45169N 10 1
                    ____________________________________
                                (CUSIP Number)


      CLIFFORD L. NEUMAN, P.C., 1507 PINE STREET, BOULDER, COLORADO  80302
                                (303) 449-2100
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              November 2, 2000
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


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                                 SCHEDULE 13D
CUSIP NO.      45169N 10 1
___________________________________________________________________________
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Carylyn K. Bell
___________________________________________________________________________

(2)  Check the Appropriate Box if a Member   (a) [ ]
     of a Group*                             (b) [ ]
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds*
___________________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
___________________________________________________________________________

(6)  Citizenship or Place of Organization
___________________________________________________________________________

Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 6,682,571
by Each Reporting             _____________________________________________
Person With                   (8)  Shared Voting Power
                              _____________________________________________
                              (9)  Sole Dispositive Power
                                   6,682,571
                              _____________________________________________
                              (10) Shared Dispositive Power
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,682,571 shares
___________________________________________________________________________

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain
     Shares* [ ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)

     61.2%
___________________________________________________________________________

(14) Type of Reporting Person*
___________________________________________________________________________

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to the $.001 par value common stock of iGeniSys, Inc., a Colorado corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

          iGeniSys, Inc.
          654 North Belt East, Suite 310
          Houston, Texas  77060

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by the following individual:

          Carylyn K. Bell
          2750 East Cedar Avenue
          Denver, Colorado  80209

          Mrs. Bell is a Director of the Issuer. Mrs. Bell acquired the shares of the Issuer for investment. Mrs. Bell has not been convicted within the last five years in a criminal proceeding or been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Mrs. Bell is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mrs. Bell acquired shares of the Issuer in connection with a business combination under the terms of an Agreement dated March 1999 pursuant to which the Issuer acquired 100% of the issued and outstanding shares of common stock of GeniSys Information Systems, Inc., a Texas corporation.

          Mrs. Bell may make further purchases of the Issuer's securities out of personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          Mrs. Bell acquired the Issuer's securities as part of the business combination. Mrs. Bell may acquire additional securities of the Issuer or dispose of such securities.

          Mrs. Bell acquired securities of the Issuer in a transaction that resulted in a change in control of management. Mrs. Bell does not have any current plans to effectuate any further change in control of management nor does she contemplate any extraordinary corporate transactions, sale of assets, changes in capitalization or similar acts.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of the date hereof, Mrs. Bell is the beneficial owner of 6,682,571 shares of the Issuer's common stock. In addition, Mrs. Bell's husband, J. Daniel Bell, is the beneficial owner of 10,000 shares of Class B Common Stock of the Issuer and 32,191 of Class A Common Stock of the Issuer. The 10,000 shares of Class B Common Stock of the Issuer beneficially owned by J. Daniel Bell gives him the voting power to elect a majority of the Issuer's Board of Directors.

          Of the shares of Class A Common Stock of the Issuer beneficially owned by Mrs. Bell, 500,000 shares are held by Mrs. Bell as Custodian of Caitlyn Ann Bell, Christopher Ryan Bell, Henry Daniel Bell, Ian Gregory Bell and Kathleen Ann Bell under the Colorado Uniform Transfers to Minors Act. In addition, 3,032,221 shares are held of record by McCandish, LLC, a limited liability company of which Mrs. Bell is a Manager and controlling person. Mrs. Bell exercises the sole voting and investment power with respect to the shares held as Custodian as well as the shares held in the name of McCandish, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mrs. Bell is currently a Director of the Issuer.

          In addition, Mrs. Bell has had the following material arrangements with the Issuer:

          * Mrs. Bell previously provided working capital through a factoring line of credit and revolving line of credit which reached a maximum principal amount of $400,000, until repaid in May of 1999 when the issuer obtained a credit arrangement with a commercial financing source.

          * Mrs. Bell currently provides us a factoring line of credit for the Issuer's receivables in the maximum amount of $750,000. Mrs. Bell receives a 2% fee on all factored receivables, together with interest at the rate of prime plus 2%. She uses draws from the Guaranty Bank line of credit to fund the advances, on which she pays interest at the rate of prime plus 1%. As of June 30, 2000, the outstanding balance due to Mrs. Bell under this factoring arrangement was approximately $533,000.

          * Mrs. Bell has provided numerous loans to the Issuer which, as of the date of this prospectus, total $102,163. In July, 2000, the Issuer agreed to issue to Mrs. Bell a convertible promissory note for $102,163 of these loans due in July 2001 and convertible at $.50 per share.

          * Mrs. Bell arranged for a $100,000 loan for the Issuer at a financial institution and the loan is secured by a $100,000 certificate of deposit owned by Mrs. Bell.

          * Mrs. Bell is the principal owner of our transfer agent, Corporate Stock Transfer, Inc.

          * The Issuer uses office space provided by Corporate Stock Transfer, Inc. in its Denver, Colorado offices and pay rent of $1,500 for this space and administrative services.

          * The Issuer has agreed to pay $3,000 per month for financial advisory services to McCandish Partners, a company owned by Mrs. Bell which has been accrued, and as of June 30, 2000 is $87,000.

          * Mrs. Bell is a co-borrower under the Issuer's credit line with Guaranty Bank & Trust Company in the amount of $750,000.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              November 6, 2000
                              _____________________________________________
                              (Date)
                              /s/ Carylyn K. Bell
                              _____________________________________________
                              (Signature)


                              Carylyn K. Bell, Director
                              _____________________________________________
                              (Name/Title)